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                             October 29, 2020

       Chitung Liu
       Chief Financial Officer
       UNITED MICROELECTRONICS CORP
       No. 3 Li-Hsin Road II
       Hsinchu Science Park
       Hsinchu City, Taiwan, Republic of China

                                                        Re: UNITED
MICROELECTRONICS CORP
                                                            Form 20-F for the
Year Ended December 31, 2019
                                                            Filed April 28,
2020
                                                            File No. 001-15128

       Dear Mr. Liu:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2019

       General

   1. We note that many of the exhibits in your Form 6-Ks were not filed as indicated. For example, we refer you
to Exhibit 99 of your Form 6-K filed on October 22, 2020.
                                                        Pursuant to Item 601(1)
and (2) of Regulation S-K, an exhibit must be filed as indicated or shall include an active
hyperlink to the exhibit separately filed on EDGAR, if it is incorporated by
reference. Please confirm you will comply with this requirement for future filings.
       Exhibits, page 100

   2. We note that two of the three certifications shown in Exhibits 12.1 and 12.2 have been signed by Co-presidents
and Directors. Please note that Rules 13a-14(a) and 15d-14(a) of the Securities Exchange
Act of 1934 require that each quarterly and annual report that an
 Chitung Liu
UNITED MICROELECTRONICS CORP
October 29, 2020
Page 2
         issuer files with the Commission under Section 13(a) or 15(d) of the Exchange Act
         include a certification from the issuer   s principal executive
officer and principal financial
         officer, or persons performing similar functions. Please tell us what consideration was given to Stan Hung, Chairman, Director and Chief Strategic Officer signing a certification rather than the two Co-Presidents and Directors. In your response, please confirm which role you view to be the principal executive officer role and describe the roles of the Co-
         presidents and Directors as compared to the Chairman, Director and Chief Strategic
         Officer. We may have further comment upon reviewing your response.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Effie Simpson at (202) 551-3346 or Melissa Raminpour, Branch Chief, at (202) 551-3379 with any questions.



FirstName LastNameChitung Liu             Sincerely,
Comapany NameUNITED MICROELECTRONICS CORP
                                          Division of Corporation Finance
October 29, 2020 Page 2                   Office of Manufacturing
FirstName LastName